Filed Pursuant to Rule 424(b)(3)

Registration No. 333-274586

Prospectus Supplement No. 4 to Prospectus dated March 4, 2024

ESGL HOLDINGS LIMITED

10,617,336 Ordinary Shares

692,331 Private Warrants

692,331 Ordinary Shares underlying Private Warrants

8,625,000 Ordinary Shares underlying Public Warrants

This Prospectus Supplement No. 4 (this “Supplement”) relates to the prospectus of ESGL Holdings Limited (the “Company”), dated March 4, 2024 (the “Prospectus”), relating to (i) the resale by certain selling securityholders named in the Prospectus (the “Selling Securityholders”), of up to 10,617,336 of our ordinary shares, $0.0001 par value per share (the “Ordinary Shares”), up to 692,331 redeemable warrants (the “Private Warrants”) to purchase Ordinary Shares at a price of $11.50 per share, up to 692,331 Ordinary Shares issuable upon the exercise of the Private Warrants, and up to 8,625,000 Ordinary Shares issuable upon the exercise of the public warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”); and (ii) the issuance of up to 8,625,000 Ordinary Shares that are issuable upon the exercise of the Public Warrants assumed by us and 377,331 Ordinary Shares that are issuable upon the exercise of Private Warrants assumed by us.

This Supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information in this Supplement supersedes the information contained in the Prospectus, and may not be delivered without the Prospectus.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2025, disclosing the unaudited consolidated financial statements of the Company for the six month period ended June 30, 2025, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period (the “Form 6-K Report”). Accordingly, we have attached the Form 6-K Report to this prospectus supplement.

Our Ordinary Shares are listed on Nasdaq Capital Market under the symbol “ESGL.” On September 30, 2025, the last reported sales price of our Ordinary Shares was $3.90 per share.

Investing in our ordinary shares involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before you make an investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is October 1, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For September 2025

Commission File No. 001-41772

ESGL Holdings Limited

101 Tuas South Avenue 2

Singapore 637226

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Information Contained in this Form 6-K Report

This Form 6-K is being filed to include the unaudited consolidated financial statements of ESGL Holdings Limited (the “Company”) for the six month period ended June 30, 2025 (including Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period).

The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Unaudited Consolidated Financial Statements as of June 30, 2025 including Management’s Discussion and Analysis of Financial Condition and Results of Operations for such period)
EX-101 INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
EX-101 SCH	Inline XBRL Taxonomy Extension Schema Document
EX-101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
EX-101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
EX-101 LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
EX-101 PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ESGL Holdings Limited

	By:	/s/ Ho Shian Ching
	Name:	Ho Shian Ching
	Title:	Chief Financial Officer

Dated: October 01, 2025

Exhibit 99.1

ESGL Holdings Limited

Unaudited Condensed Interim Consolidated Financial Statements

June 30, 2025 and June 30, 2024

ESGL Holdings Limited

Consolidated Statement of Financial Position

As at June 30, 2025 and December 31, 2024

		Unaudited
		June 30, 2025	December 31, 2024
	Note	US$	US$
ASSETS
Current assets
Cash and cash equivalents		141,804	634,882
Trade and other receivables	12	1,118,218	1,040,542
Inventories	13	453,860	440,194
		1,713,882	2,115,618
Non-current assets
Property, plant and equipment, net	10	20,134,853	20,762,483
Intangible assets, net	11	3,389,962	2,977,311
		23,524,815	23,739,794

Total assets		25,238,697	25,855,412

LIABILITIES
Current liabilities
Trade and other payables	16	5,172,836	4,449,950
Lease liabilities	15	239,551	221,254
Borrowings	17	3,929,917	4,319,182
Tax liabilities		67,100	92,211
		9,409,404	9,082,597

Non-current liabilities
Lease liabilities (non-current)	15	2,024,345	1,926,702
Deferred tax liabilities	18	270,809	133,000
		2,295,154	2,059,702

Total liabilities		11,704,558	11,142,299

Net assets		13,534,139	14,713,113

EQUITY
Share Capital	19	13,832	13,616
Accumulated losses		(103,186,391)	(100,619,185)
Other reserves		3,422,799	3,422,799
Share premium reserve	14	99,004,833	97,047,941
Exchange Reserves		(692,074)	(123,198)
Revaluation Surplus	14	14,971,140	14,971,140
Total equity		13,534,139	14,713,113

The accompanying notes form an integral part of these consolidated financial statements

ESGL Holdings Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the Financial

Periods ended June 30, 2025 and 2024

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$

Revenue	2,716,369	3,487,879

Other income	465,604	282,213

Cost of inventory	(138,444)	(78,366)

Logistics costs	(446,806)	(264,638)

Depreciation of property, plant and equipment	(807,756)	(781,394)

Amortization of intangible assets	(604,652)	(559,340)

Employee benefits expense	(2,129,031)	(1,049,897)

Finance expense	(122,217)	(147,128)

Other operating expenses	(1,398,746)	(1,212,273)

Loss before income tax	(2,465,679)	(322,944)

Income tax expense	(101,527)	(148,480)

Net loss	(2,567,206)	(471,424)

Other comprehensive (loss)/income :	-

Items that will not be reclassified subsequently to profit or loss:

Net (loss)/surplus on revaluation of leasehold land and buildings	-	(186,684)

Items that may be reclassified subsequently to profit or loss:

Exchange difference on revaluation of leasehold land and buildings	-	337,283

Foreign currency translation adjustments	(568,876)	-
Total comprehensive (loss)/income	(3,136,082)	(320,825)

Loss per share	(0.07)	(0.03)

The accompanying notes form an integral part of these consolidated financial statements

ESGL Holdings Limited

Consolidated Statement of Changes in Equity for the Financial Periods ended June 30, 2025 and 2024

	Unaudited
	Share capital	Revaluation reserve	Exchange reserve	Share premium reserve	Other reserve	Accumulated losses	Total equity
	US$	US$	US$	US$	US$	US$	US$

2024
Beginning of financial year	10,892	14,971,140	(123,198)	89,725,052	3,422,799	(99,985,928)	8,020,757
Issuance of new shares	1,000	-	-	2,458,675	-	-	2,459,675
Share issuance expense	-	-	-	-	-	-	-
Loss for the year	-	-	-	-	-	(471,424)	(471,424)
Balance as of June 30, 2024	11,892	14,971,140	(123,198)	92,183,727	3,422,799	(100,457,352)	10,009,008

2025
Beginning of financial year	13,616	14,971,140	(123,198)	97,047,941	3,422,799	(100,619,185)	14,713,113
Issuance of new shares	216	-	-	1,997,660	-	-	1,997,876
Share issuance expenses	-	-	-	(40,768)	-	-	(40,768)
Movements in translation reserves	-	-	(568,876)	-	-	-	(568,876)
Loss for the year	-	-	-	-	-	(2,567,206)	(2,567,206)
Balance as of June 30, 2025	13,832	14,971,140	(692,074)	99,004,833	3,422,799	(103,186,391)	13,534,139

The accompanying notes form an integral part of these consolidated financial statements

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Periods ended June 30, 2025 and 2024

		Unaudited
		June 30, 2025	June 30, 2024
	Note	US$	US$
Cash flows from operating activities
Loss before income tax		(2,465,679)	(322,944)

Adjustments for:
- Prepaid forward purchase agreement written-off		-	969

- Depreciation of property, plant and equipment	10	807,756	781,394
- Amortisation of intangible assets	11	604,652	559,340
- Interest income		(6)	(3)
- Interest expense	8	122,217	147,128
- Employee equity incentive plan		1,237,876	-
- Foreign exchange adjustment		(35)	(191,391)
		306,781	974,493
Changes in operating assets and liabilities :
- Trade and other receivables		(77,676)	40,746
- Inventories		(13,666)	(14,498)
- Trade and other payables		722,885	(1,043,521)
Net cash used in operating activities		938,324	(42,780)

Cash flows from investing activities
Purchase of property, plant and equipment		(180,126)	(38,697)
Additions to intangible assets		(1,017,303)	(653,849)
Interest received		6	3
Net cash used in investing activities		(1,197,423)	(692,543)

Cash flows from financing activities
Proceeds from bank borrowings		-	747,197
Repayment of bank borrowings		(680,821)	(1,691,453)
Shares issuance		760,000	2,459,675
Shares issuance expense		(40,768)	-
Repayment of underwriting fees		-	(600,000)
Repayments of lease liabilities		(150,173)	(143,228)
Interest paid		(122,217)	(147,128)
Net cash (used in)/generated from financing activities		(233,979)	625,063

Net decrease in cash and bank balances		(493,078)	(110,260)

Cash and cash equivalents
Beginning of the financial year		634,882	366,761
End of the financial period		141,804	256,501

The accompanying notes form an integral part of these consolidated financial statements

ESGL Holdings Limited

Consolidated Statement of Cash Flows for the Financial Periods ended June 30, 2025 and 2024

Reconciliation of liabilities arising from financing activities

	Unaudited
		Interest-
		bearing bank
	Lease	and other
	liabilities	borrowings	Total
	US$	US$	US$

At January 1 2024	2,166,806	5,778,479	7,945,285

Changes from financing cash flows:
Repayment of bank loans	-	(1,380,703)	(1,380,703)
Principal element of lease payments	(195,785)	-	(195,785)
Borrowing cost paid	(53,725)	(296,420)	(350,145)
Total change from financing cash flows	(249,510)	(1,677,123)	(1,926,633)

Other changes:
Exchange adjustments	(96,524)	(78,594)	(175,118)
New lease	273,459	-	273,459
Interest expenses	53,725	296,420	350,145
Total other changes	230,660	217,826	448,486

At December 31, 2024	2,147,956	4,319,182	6,467,138

Changes from financing cash flows:
Repayment of bank loans	-	(680,821)	(680,821)
Principal element of lease payments	(150,173)	-	(150,173)
Borrowing cost paid	(30,611)	(91,606)	(122,217)
Total change from financing cash flows	(180,784)	(772,427)	(953,211)

Other changes:
Exchange adjustments	266,113	291,556	557,669
Interest expenses	30,611	91,606	122,217
Total other changes	296,724	383,162	679,886

At June 30, 2025	2,263,896	3,929,917	6,193,813

The accompanying notes form an integral part of these financial statements.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1. General information

ESGL Holdings Limited

ESGL Holdings Limited (“ESGL” or the “Company”) was incorporated in the Cayman Islands on November 18, 2022. Following the successful completion of a business combination on August 3, 2023, ESGL listed on Nasdaq and is a publicly traded company. ESGL’s stock commenced trading August 4, 2023.

ESGL’s subsidiaries are as follows:

Environmental Solutions Group Holdings Limited

Environmental Solutions Group Holdings Limited is a holding company incorporated under the laws of the Cayman Islands as an exempted company with limited liability on June 14, 2022. The address of its registered office is 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands. As a holding company with no material operations of its own, ESGH conducts all of its operations through its operating entity incorporated in Singapore, Environmental Solutions (Asia) Pte. Ltd.

Environmental Solutions Asia Holdings Limited (“ESAH”)

ESAH, a wholly-owned subsidiary of the ESGH, was incorporated on June 29, 2022 and domiciled in the British Virgin Islands with its registered office at Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

Environmental Solutions (Asia) Pte. Ltd. (“ESA”)

ESA was incorporated and domiciled in Singapore, with its registered office at 101 Tuas, South Avenue 2, Singapore 637226. ESA is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies.

ESG Chemicals Sdn. Bhd. (“ESGC”)

ESGC, a wholly owned subsidiary of ESA, was incorporated and domiciled in Malaysia, with its registered office at 07-01 Jalan Sagu 10, Taman Daya, 81100 Johor Bahru, Johor, Malaysia. Its principal activities include storing and distribution of circular products manufactured by ESA.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

These financial statements have been prepared on a historical cost convention, except for leasehold land and buildings which are measured at fair value.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions.

The financial statements of the Group have been prepared on a going concern basis notwithstanding that the net current liabilities as of June 30, 2025 amounted to approximately US$7.7 million (December 31, 2024: US$7.0 million). As of June 30, 2025, the Group’s current assets were approximately US$1.7 million (December 31, 2024 :US$2.1 million) and its current liabilities were approximately US$9.4 million (December 31, 2024 :US$9.1 million).

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.1	Basis of preparation (continued)

The negative working capital was primarily attributable to higher trade payables and the classification of certain bank loan balances of approximately US$1.9 million as current liabilities as the relevant bank loan agreements allow the banks to demand immediate repayments even though they were not due for repayment within a year. To date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The Group’s ability to continue as a going concern is largely dependent on its ability to reduce operation costs and grow its revenue to fully utilize its production capacity as well as raising funds from the capital market. The Group successfully raised US$7.5 million via share issuance during the financial year ended December 31, 2024 and US$0.8 million in the first six months of 2025.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

2.2 Basis of Consolidation

The financial statements are presented in United States Dollars (“US$”), which is the Group’s functional currency. All financial information presented in United States Dollars has been rounded to the nearest dollar, unless otherwise indicated.

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at June 30, 2025 and 2024. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).

When the Company has, directly or indirectly, less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:-

●	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

The financial statements of subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement(s) with the other vote holders of the investee;
●	Rights arising from other contractual arrangements;
●	The Company’s voting rights and potential voting rights.

The Company assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.2	Basis of Consolidation (continued)

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

2.3 Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the goods or services. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a)	Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b)	Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Contract assets

The contract assets are for the Group’s rights to consideration for work completed but not billed at the reporting date on its contracts; costs incurred to obtain or fulfil a contract with a customer; and any impairment losses recognized in the reporting year. The contract assets are transferred to the receivables when the right to payment becomes unconditional.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.4 Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to non-monetary assets are deducted against the carrying amount of the non-monetary assets.

2.5 Property, plant and equipment

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment other than leasehold land and buildings are initially recognized at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land and buildings are measured at fair value less accumulated depreciation and impairment losses recognized after the date of the revaluation. Valuations are performed frequently to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Any revaluation surplus is credited to the property revaluation reserve in equity, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in the Statement of Profit or Loss and Other Comprehensive Income, in which case the increase is recognized in the statement of profit or loss.

A revaluation deficit is recognized in the statement of profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in the asset revaluation reserve.

An annual transfer from the property revaluation reserve to accumulated losses is made for the difference between depreciation based on the revalued carrying amount of the assets and depreciation based on the assets original cost. Upon disposal, any revaluation reserve relating to that particular asset being sold is transferred to retained profits.

(ii)	Components of costs

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

(b)	Depreciation

Depreciation is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives as follows:

Useful lives
Leasehold land and buildings	Over the lease term period ranging from 2 to 30 years
Plant and equipment	3 to 5 years
Machineries	2 to 10 years
Renovation	5 years
Motor vehicles	10 years
Furniture and fittings	5 years

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each reporting date. The effects of any revision are recognized in profit or loss when the changes arise.

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.5	Property, plant and equipment (continued)

(c)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss.

2.6 Intangible assets

Intangible assets acquired separately are measured initially at cost. Following initial acquisition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in profit or loss in the year in which the expenditure is incurred.

Intangible assets with finite useful lives are amortized over the estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

Amortization is calculated using the straight-line method to allocate depreciable amounts over the estimated useful lives of the assets. The estimated useful lives are as follows:

Useful lives
Software	3 years

2.7 Borrowing costs

Borrowing costs are recognized in profit or loss using the effective interest method.

2.8 Impairment of non-financial assets

Intangible assets, property, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired or when annual impairment testing for an asset is required.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash-generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss.

An impairment loss for an asset is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of accumulated depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset is credited to profit or loss in the period in which it arises.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.9 Financial assets

(a)	Classification and measurement

The Group classifies its financial assets at amortized cost.

The classification of debt instruments depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial assets.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of the financial assets not a fair value through profit or loss, transactions costs that are directly attributable to the acquisition of the financial asset.

At subsequent measurement

Debt instruments are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

(b)	Impairment of financial assets

The Group recognizes a loss allowance for expected credit loss (“ECL”) on financial assets which are subject to impairment under IFRS 9 (including trade and other receivables). The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Group always recognizes lifetime ECL for trade and other receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix with appropriate groupings.

For all other instruments, the Group measures the loss allowance as equal to 12m ECL, unless there has been a significant increase in credit risk since initial recognition for which the Group recognizes lifetime ECL. The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(b)	Impairment of financial assets (continued)

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	An actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	Significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, or the credit default swap prices for the debtor;
●	Existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	An actual or expected significant deterioration in the operating results of the debtor;
●	An actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Group presumes that the credit risk has increased significantly since initial recognition when contractual payments are more than 30 days past due, unless the Group has reasonable and supportable information that demonstrates otherwise.

The Group regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default

For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group).

Irrespective of the above, the Group considers that default has occurred when a financial asset is more than 90 days past due unless the Group has reasonable and supportable information to demonstrate that a more lagging default criterion is more appropriate.

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	Significant financial difficulty of the issuer or the borrower;
(b)	A breach of contract, such as a default or past due event;
(c)	The lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession that the lender(s) would not otherwise consider.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(b)	Impairment of financial assets (continued)

(iii)	Credit-impaired financial assets (continued)

(d)	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization; or

(e)	The disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Write-off policy

The Group writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over one year past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure to default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default representing the weights.

Generally, the ECL is the difference between all contractual cash flows that are due to the Group in accordance with the contract and the cash flows that the Group expects to receive, discounted at the effective interest rate determined at initial recognition.

Where ECL is measured on a collective basis or for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments;
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The groups are regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortized cost of the financial asset.

(c)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.10 Financial Liabilities

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the reporting date, in which case they are presented as non-current liabilities.

Borrowings are initially recognized at fair values (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(a)	Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

(b)	Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

2.11 Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date at which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Right-of-use assets are presented within “Property, plant and equipment”.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.11	Leases (continued)

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;
●	Variable lease payment that is based on an index or rate, initially measured using the index or rate as at the commencement date;
●	Amount expected to be payable under residual value guarantees;
●	The exercise price of a purchase option if it is reasonably certain the option will be exercised; and
●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone price of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and accounts for these as one single lease component.

Lease liability is measured at amortized cost using the effective interest method. Lease liability shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;
●	There is a change in the Group’s assessment of whether it will exercise an extension option; or
●	There is modification in the scope or the consideration of the lease that was not part of the original term.

Lease liability is remeasured with a corresponding adjustment to the right-of-use assets, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero. The Group presents lease liabilities as a separate line item on the statement of financial position.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value. Payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

Lease modifications

The Group accounts for a lease modification as a separate lease if:

●	The modification increases the scope of the lease by adding the right to use one or more underlying assets; and

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.11	Leases (continued)

●	The consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Group remeasures the lease liability based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use asset. When the modified contract contains a lease component and one or more additional lease or non-lease components, the Group allocates the consideration in the modified contract to each lease component on the basis of the relative stand-alone price of the lease component and the aggregate stand-alone price of the non-lease components.

When the Group is the lessor

Classification and measurement of leases

Leases for which the Group is a lessor are classified as finance or operating leases. Whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of an underlying asset to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recognized as receivables at commencement date at amounts equal to net investments in the leases, measured using the interest rate implicit in the respective leases. Initial direct costs are included in the initial measurement of the net investments in the leases. Interest income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group’s net investment outstanding in respect of the leases.

Rental income from operating leases is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset, and such costs are recognized as an expense on a straight-line basis over the lease term except for investment properties measured under the fair value model. Variable lease payments for operating leases that depend on an index or a rate are estimated and included in the total lease payments to be recognized on a straight-line basis over the lease term. Variable lease payments that do not depend on an index or a rate are recognized as income when they arise.

Refundable rental deposits

Refundable rental deposits received are accounted for under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments from lessees.

Lease modification

Changes in consideration of lease contracts that were not part of the original terms and conditions are accounted for as lease modifications, including lease incentives provided through forgiveness or reduction of rentals.

The Group accounts for a modification to an operating lease as a new lease from the effective date of the modification, considering any prepaid or accrued lease payments relating to the original lease as part of the lease payments for the new lease.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.12 Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated using the specific identification method and includes all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs necessary to make the sale.

When necessary, allowance is provided for damaged, obsolete and slow moving items to adjust the carrying values of inventories to the lower of cost and net realizable value.

2.13 Income taxes

Income tax represents the sum of current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Group operates.

Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:-

●	When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences, the carryforward of unused tax credits and unused tax losses can be utilized, except:

●	When the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; and

●	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.13	Income Taxes (continued)

Deferred tax is calculated, without discounting, at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as income or expenses in profit or loss, except to the extent that the tax arises from a transaction which is recognized directly in equity.

The Group accounts for investment tax credits similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

2.14 Employee benefits

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Short-term employees benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(c)	Equity incentive plan

The Company maintains the 2025 Equity Incentive Plan (the “Plan”), to attract, retain and incentivize key employees, officers and directors. The Plan was approved by shareholders on December 16, 2024. Under the Plan, the Company is authorized to issue up to 1,201,821 ordinary shares which are unrestricted. The Plan has a claw-back policy to recover the incentive shares if certain conditions are not fulfilled.

The Company recognizes share-based compensation expense for equity awards on a straight-line basis over the requisite service period of the award.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.15 Currency translation

The financial statements are presented in United States Dollar (“US$”), which is the functional currency of the Group.

Transactions in a currency other than the United States Dollar (“foreign currency”) are translated into the United States Dollar using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other operating expenses”.

With effect from January 1, 2025, the Company’s operating subsidiary, ESA, changed its functional currency from US dollars (US$) to Singapore dollars (S$) to better reflect the primary economic environment of its operations. This change aligns with ESA’s increasing proportion of revenue and expenses denominated in Singapore dollars, driven by its growing focus on recurring revenue from waste management services. As a result of the change, exchange reserves increased by approximately US$0.6 million, primarily arising from the translation of property, plant and equipment, intangible assets, and equity balances from S$ to US$, which remains the Company’s reporting currency.

2.16 Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents include cash on hand and deposits with financial institutions which are subject to any insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

2.17 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.18 Related parties

(a)	A person, or a close member of that person’s family, is related to the Company if that person :

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of key management personnel of the Company or the Company’s parent;

or

(b)	An entity is related to the Company if any of the following conditions applies:-

(i)	The entity and the Company are members of the same group;

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member);

(iii)	The entity and the Company are joint ventures of the same third party;

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity;

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;

(vi)	The entity is controlled or jointly controlled by a person identified in (a);

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.18	Related parties (continued)

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the Company or to the Company’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity and include:

(a)	That person’s children and spouse or domestic partner;

(b)	Children of that person’s spouse or domestic partner; and

(c)	Dependents of that person or that person’s spouse or domestic partner.

2.19 Fair value measurement

The Group measures its properties at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:-

Level 1 – based on quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is observable, either directly or indirectly

Level 3 – based on valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the consolidated financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

2.	Significant accounting policies (continued)

2.20 Newly effective or amended IFRS

The following are new or amended IFRSs, which are effective for the annual periods beginning on or after January 1, 2025:

Effective date	New standards or amendments
1 January 2025	Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates

1 January 2026	Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

Annual Improvements to IFRS Accounting Standards – Amendments to:

	●	IFRS 1 First-time Adoption of International Financial Reporting Standards;

	●	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;

	●	IFRS 9 Financial Instruments;

	●	IFRS 10 Consolidated Financial Statements; and

	●	IAS 7 Statement of Cash flows

Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s financial positions and performance for the current and prior years and/or on the disclosures set out in these financial statements.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

3. Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical judgements in applying the entity’s accounting policies

(a)	Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

(b)	Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g. construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

(c)	Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s plant and equipment as at June 30, 2025 was US$20,134,853 (December 31, 2024: US$20,762,483).

(d)	Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as at June 30, 2025 was US$453,860 (December 31, 2024: US$440,194).

(e)	Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analysed.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

3.	Critical accounting estimates, assumptions and judgements (continued)

Critical accounting estimates and assumptions

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as at June 30, 2025 US$810,954 was (December 31, 2024: US$683,939).

(f)	Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

(g)	Capitalization of intangible assets

The costs of internally generated intangible assets are capitalized in accordance with the accounting policy in Note 2.6 to the financial statements. Initial capitalization of costs is based on management’s judgement that technological and economic feasibility is confirmed, usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets at the reporting date is US$3,389,962 (December 31, 2024: US$2,977,311).

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

4. Revenue

Revenue classified by type of good or service is as follows :

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$

- Sales of circular products	593,290	800,129
- Waste disposal services	2,123,079	2,687,750
	2,716,369	3,487,879

The revenue from sales of goods and other service income is recognized based on a point in time.

5. Other income

	Unaudited
	For the Periods Ended June 30,
	2024	2023
	US$	US$

Foreign exchange gain	433,850	264,158
Interest income	6	3
Government grants	31,748	18,052
	465,604	282,213

6. Other operating expenses

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$

Foreign worker levy	86,287	82,944
Insurance	90,907	189,192
Professional fees	401,384	285,343
Property tax	55,248	54,293
Rental and storage	182,414	211,561
Utilities	107,756	36,889
Upkeep, repair and maintenance	116,028	58,165
Chemical and incineration fees	184,580	189,545
Bank service charges	8,041	3,528
Listing Fees and expenses	121,420	75,641
Others	44,681	25,172
	1,398,746	1,212,273

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

7. Employee benefits expense

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$

Salaries, wages and bonuses	1,219,824	524,521
Directors’ remuneration	749,625	373,093
Directors’ fees	64,002	64,002
Employer’s contribution to defined contribution plans including Central Provident Fund	59,308	60,679
Other short term benefit	36,272	27,602
	2,129,031	1,049,897

8. Finance expense

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$
Interest expenses:
- Lease liabilities	30,611	26,129
- Borrowings	91,606	120,999
- Loans from directors	-	-
	122,217	147,128

9. Income tax expense

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$

Tax expense attributable to loss is made up of:
- Current income tax	(27,473)	146,480
- Movements in deferred tax liabilities	129,000	2,000
	101,527	148,480

The tax on profit or loss before income tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax expense as follows :

	Unaudited
	June 30, 2025	June 30, 2024
	US$	US$

Loss before income tax	(2,465,679)	(322,944)

Tax calculated at tax rate of 17% (2023: 17%)	(419,165)	(54,900)
Effects of:
- Expenses not deductible for tax purposes	410,590	178,809
- Income not subject to tax	(65,069)	(43,011)
- Temporary difference	175,171	67,582
	101,527	148,480

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

10. Property, plant and equipment

	Unaudited
	Leasehold land and buildings	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2025
Beginning of financial period
Cost or valuation	19,537,807	5,264,933	1,213,687	490,239	694,591	132,100	27,333,357
Additions	-	10,646	-	65,537	103,109	834	180,126
End of financial period	19,537,807	5,275,579	1,213,687	555,776	797,700	132,934	27,513,483

Accumulated depreciation
Beginning of financial year	1,673,694	2,622,248	1,070,773	488,132	587,523	128,504	6,570,874
Depreciation charge	475,683	264,591	43,301	1,382	22,187	612	807,756
End of financial period	2,149,377	2,886,839	1,114,074	489,514	609,710	129,116	7,378,630

Net book value
End of financial period	17,388,430	2,388,740	99,613	66,262	187,990	3,818	20,134,853

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

10.	Property, plant and equipment (continued)

	Leasehold land and buildings	Plant and equipment	Machineries	Renovation	Motor vehicles	Furniture and fittings	Total
	US$	US$	US$	US$	US$	US$	US$
2024
Beginning of financial period
Cost or valuation	19,264,346	4,960,307	1,213,687	490,239	694,591	131,973	26,755,143
Additions	273,461	304,626	-	-	-	127	578,214
End of financial year	19,537,807	5,264,933	1,213,687	490,239	694,591	132,100	27,333,357

Accumulated depreciation
Beginning of financial year	732,355	2,103,927	974,802	487,530	543,149	127,015	4,968,778
Depreciation charge	941,339	518,321	95,971	602	44,374	1,489	1,602,096
End of financial year	1,673,694	2,622,248	1,070,773	488,132	587,523	128,504	6,570,874

Net book value
End of financial year	17,864,113	2,642,685	142,914	2,107	107,068	3,596	20,762,483

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

11. Intangible assets

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$
Cost
Beginning of financial year	6,064,363	4,349,839
Additions - internal development	1,017,303	1,714,524
End of financial period and year	7,081,666	6,064,363

Accumulated amortisation
Beginning of financial year	3,087,052	1,968,374
Amortization	604,652	1,118,678
End of financial period and year	3,691,704	3,087,052

Net book value
End of financial period and year	3,389,962	2,977,311

12. Trade and other receivables

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$
Trade receivables
- Non-related parties	810,954	683,939

	810,954	683,939
Non-trade receivables
- Advance payment to suppliers	135,514	119,745
- Deposits	170,743	108,550
- Prepayments	1,007	128,308
	307,264	356,603

	1,118,218	1,040,542

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

12. Trade and other receivables (continued)

Receivables that are past due but not impaired

As at June 30, 2025, the Group had trade receivables amounting to US$101,414 (2024: US$117,153) that were past due at the reporting date but were not impaired. These receivables were unsecured and the analysis of their aging based on their trade date at the reporting date is as follows:

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$
Less than 30 days	88,516	96,741
30 to 90 days	12,898	20,412
	101,414	117,153

13. Inventories

	Unaudited
	June 30, 2024	December 31, 2024
	US$	US$

Raw materials	40,342	17,368
Finished goods	413,518	422,826
	453,860	440,194

14. Reserve

(a)	Revaluation reserve

Revaluation reserve represents increases in the fair value of leasehold land and buildings, net of tax, and decreases to the extent that such decrease relates to an increase on the same asset previously recognized in other comprehensive income.

(b)	Other reserve

Other reserve represents member’s deemed contribution arising from reorganization.

(c)	Exchange reserve

The exchange reserve represents the exchange differences relating to the translation of the Group’s leasehold land and building from the revaluation. The exchange differences are recognized directly in other comprehensive income and accumulated in the exchange reserve. Such exchange differences accumulated in the exchange reserve are reclassified to the consolidated income statement on the disposal of the leasehold land and building.

(d)	Share premium reserve

The share premium reserve represents the excess amounts paid by shareholders above the par value of the shares issued.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

15. Leases – The Group as a lessee

Nature of the Group’s leasing activities

The Group has lease contracts for land, buildings, machineries and equipment. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group regularly enters into short-term leases of 12 months or less for certain plant and equipment and machineries. The Group applies the ‘short-term lease’ recognition exemptions for these leases.

(a)	Carrying amounts

ROU assets classified within property, plant and equipment

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$
Carrying amounts
Leasehold land and buildings	1,919,823	2,040,813
Motor vehicles	173,999	89,683
	2,093,822	2,130,496

(b) Depreciation charge during the financial year

	Unaudited
	Periods ended June 30,
	2025	2024
	US$	US$

Leasehold land and buildings	120,990	104,559
Plant and equipment	-	270
Motor vehicles	18,794	20,479
	139,784	125,308

Interest expense

	Unaudited
	Periods ended June 30
	2025	2024
	US$	US$

Interest expense on lease liabilities	30,611	26,129

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

16. Trade and other payables

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$
Trade payables
- Non-related parties	529,525	305,670

Other payables
- Amount due to shareholders	296,526	133,532
- Contract liabilities	979,157	1,009,110
- Amount due to directors	1,120,401	896,955
- Accruals and other payables	2,153,011	2,045,333
- Goods and services tax payable	78,187	43,177
- Withholding tax	16,029	16,173
	4,643,311	4,144,280

	5,172,836	4,449,950

17. Borrowings

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$

Term loan I	83,109	118,558
Term loan IV	-	108,888
Term loan V	-	137,837
Term loan VI	367,417	528,376
Term loan VII	1,475,153	1,573,182
Trade receivables financing	162,256	124,780
Revolving credit	1,841,982	1,727,561
	3,929,917	4,319,182

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows :

	Unaudited
	June 30, 2025	December 31, 2024
	US$	US$
Bank borrowings repayable :
Within one year or on demand	3,929,917	2,928,509

Within a period of more than one year but not exceeding two years	-	1,390,673

	3,929,917	4,319,182

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

17.	Borrowings (continued)

(i)	Term loan I was obtained for refinancing the outstanding loan amount in relation to the leasehold land and building of the Group. This loan is repayable by monthly instalments over a 120 months period commencing 2015. The interest rates charged were between 2.30% to 1.30% per annum below the bank’s commercial rate 2 for the 1st to 3rd year of the loan and thereafter at the bank’s Commercial Rate 2 (“CR2”) of 4.68% to 5.68% per annum. Term loan I will be fully repaid over the course of the next twelve months.

(ii)	Term loan IV was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.00% per annum on monthly rests. The loan was fully repaid as at June 30, 2025.

(iii)	Term loan V was obtained for working capital purposes. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2% per annum. The loan was fully repaid as at June 30, 2025.

(iv)	Term loan VI was obtained for purchasing of machineries for core business operations. This loan is repayable by monthly instalments over a 5 year period commencing from year 2021. The interest rates charged are 2.50% per annum on monthly rests. Term loan VI will be fully repaid over the course of the next twelve months.

(v)	Term loan VII was obtained as a replacement for Term Loan II and also for working capital purposes. This loan is repayable by monthly instalments over a 3 year period commencing year 2023. The interest rates charged are 2.0% above the Bank’s Cost of Funds. Term loan VII will be fully repaid over the course of the next twelve months.

(vi)	Revolving credit is obtained for working capital purposes. These loans are repayable 1 to 6 months from the date of each drawdown. The interest rates charged are 2.00% per annum above the Bank’s Cost of Funds or 2.00% above the prevailing SIBOR per annum. It contains a repayment on demand clause and therefore it is classified as current liabilities as at June 30, 2025 and December 31, 2024.

During the current financial year, the Group entered into a trade receivables financing agreement with one of its lenders. The arrangement will provide immediate payment of up to 90% of the receivables upon presentation of relevant documents by the Group. The remaining 10% will be paid upon settlement of the receivables by the customer. This arrangement has recourse and the Group is liable for any unpaid receivables

Security granted

The Group’s borrowings are secured by:

(a)	A legal mortgage on the Group’s leasehold land and buildings with net book value of US$15,468,606 (2024: US$15,823,299) ;

(b)	Several guarantees from a director and a former director of the Group in their personal capacities.

ESGL Holdings Limited Notes to the Consolidated Financial Statements for Financial Periods ended June 30, 2025 and 2024

18. Deferred tax

The movement in deferred tax liabilities (prior to offsetting of balances) during the financial year is as follows:

	Unaudited
	June 30, 2025	December 31, 2024
-	US$	US$

Balance as at beginning of financial year	133,000	296,000
Foreign exchange adjustments	8,809	-
Movements in deferred tax liabilities	129,000	(163,000)
Balance as at end of financial year	270,809	133,000

19. Share capital

	June 30, 2025	December 31, 2024

No. of ordinary shares	42,391,240	40,239,419

20. Group information

Subsidiaries

The consolidated financial statements of the Group include :

		Place of	Effective equity held by the Group
		incorporation
Name of subsidiary	Principal activities	and business
			2025	2024
			%	%
Held by the Company
Environmental Solutions Group Holdings Limited	Investment holding company	Cayman Island	100	100

Held by Subsidiary
Environmental Solutions Asia Holdings Limited	Investment holding company	British Virgin Islands	100	100

Environmental Solutions (Asia) Pte Ltd	Waste management and recycling of industrial wastes	Singapore	100	100
ESG Chemicals Sdn. Bhd	Warehousing and distribution of circular products	Malaysia	100	100

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements that involve risks and uncertainties. The Company and its subsidiaries’ (collectively, the “ Group”) actual results and the timing of events could differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Risk Factors” in the Company’s filings with the Securities and Exchange Commission.

Overview

ESGL is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of its own, the Group conducts all its operations through its operating entity incorporated in Singapore, ESA.

The Group is a waste management, treatment and recycling company involved in the collection and recycling of hazardous and non-hazardous industrial waste from customers such as pharmaceutical, semiconductor, petrochemical and electroplating companies. The Group currently has two revenue streams, from: (i) services income which is primarily comprised of the fees charged to customers for the provision of waste collection and disposal services, which fees are similar to those charged by the Group’s competitors, and (ii) the sales and trading of its circular products made from recycled waste, which is believed to make the Group a unique and environmentally-friendly offering in the marketplace.

Factors Affecting the Group’s Performance and Related Trends

The Group believes that the key factors affecting its performance and financial performance include:

(i) Continuous Engagement with the Group’s Customers: The Group benefits from its unique approach to waste handling — captive consumption, which has allowed it to capture customers from the target market segment of multinational corporations that aim to meet their environmental, social and governance goals. The Group’s revenue growth largely depends on its ability to retain current customers and attract new customers, including its ability to form relationships with and manage an increasing number of customers. In addition to the traditional means of attracting potential customers via emails, business brochures and LinkedIn, ESA is also a member of the Waste Management Recycling Association of Singapore and the United Nations Global Compact where it actively participates in industry forums to promote the Group’s brand and awareness of sustainable solutions, which has resulted in a substantial increase in customer engagement.

(ii) Manufacturing Activities: The Group derives part of its revenue by charging a disposal fee for the use of its collection and disposal service. Since the Group’s core business is tied to the volume of waste generated by its customers, its revenue growth could be influenced by manufacturing activities which are affected by the global supply and demand, as well as macroeconomic conditions.

(iii) Commodities Price: The Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals. As such, the prevailing market prices and the demand of these commodities will also determine the Group’s profitability and the sale of each commodity, respectively.

(iv) Inflation: While many of the economies in Asia have experienced rapid growth over the last two decades, they currently are experiencing inflationary pressures, and the rate of growth is slowing down. The economy in Singapore and globally has experienced general increases in certain operating costs and expenses, such as employee compensation and office operating expenses as a result of higher inflation. Average wages in Singapore are expected to continue to increase and the Group expects that its employee costs, including wages and employee benefits, will continue to increase. Unless the Group is able to control its employee costs or pass them on to its clients, its financial condition, and results of operations may be adversely affected.

As governments in Asia (and worldwide) take steps to address current inflationary pressures, there may be significant changes in the availability of bank credit, commercial reasonability of interest rates, limitations on loans, restrictions on currency conversions and foreign investment rules, thereby restricting the availability of credit and reducing economic growth. Inflation, actions that may be implemented to combat inflation and public speculation about any possible additional actions also may contribute materially to economic uncertainty in Asia (and worldwide) and accordingly weaken investor confidence, thus adversely impacting economic growth and causing decreased economic activity, which in turn could lead to a reduction in demand for the Group’s products and services, and consequently have a material adverse effect on its businesses, financial condition and results of operations. Conversely, more lenient government policies and interest rate decreases may trigger increases in inflation and, consequently, growth volatility and the need for sudden and significant interest rate increases, which could negatively affect the Group’s business. There also may be imposition of price controls. If prices for the Group’s waste disposal services and/or its circular products rise at a rate that is insufficient to compensate for the rise in the costs of supplies and operations, it may have an adverse effect on the Group’s profitability. If these or other similar restrictions are imposed by a government to influence the economy, it may lead to a slowing of economic growth.

(v) Imposition of tariffs or trade barriers by the U.S. or other governments may increase the cost of goods and we import, potentially reducing our profitability or affecting the competitiveness of our products in key markets

(vi) Government Regulations in Singapore: The Group’s operating subsidiary, ESA, is incorporated, and its operations and assets are all located, in Singapore. Accordingly, the Group’s business could be influenced by economic policies and initiatives undertaken by the Singapore government, changes in the Singapore business or regulatory environment affecting its customers and changes in the Singapore government policy on waste management. Unfavorable changes could affect demand for services that the Group provides and could materially and adversely affect its results of operations. Although the Group has generally benefited from Singapore’s economic growth and the policies to encourage the improvement of waste management, it is also affected by the complexity, uncertainties and changes in the Singapore economic conditions and regulations governing the waste industry.

Results of operations

	Unaudited

	June 30, 2025	June 30, 2024	+ / -
	US$	US$	US$	%
Revenue	2,716,369	3,487,879	(771,510)	-22.1%

Other income	465,604	282,213	183,391	65.0%

Cost of inventory	(138,444)	(78,366)	60,078	76.7%

Logistics costs	(446,806)	(264,638)	182,168	68.8%

Depreciation of property, plant and equipment	(807,756)	(781,394)	26,362	3.4%

Amortization of intangible assets	(604,652)	(559,340)	45,312	8.1%

Employee benefits expense	(2,129,031)	(1,049,897)	1,079,134	>100%

Finance expense	(122,217)	(147,128)	(24,911)	-16.9%

Other operating expenses	(1,398,746)	(1,212,273)	186,473	15.4%

Loss before income tax	(2,465,679)	(322,944)	2,142,735	>100%

Income tax expense	(101,527)	(148,480)	(46,953)	-31.6%

Net loss	(2,567,206)	(471,424)	2 ,095,782	>100%

Other comprehensive (loss)/income :	265,020

Items that will not be reclassified subsequently to profit or loss:

Net (loss) on revaluation of leasehold land and buildings	-	(186,684)	186,684	-100.0%

Items that may be reclassified subsequently to profit or loss:

Exchange difference on revaluation of leasehold land and buildings	-	337,283	(337,283)	-100.0%

Foreign currency translation adjustments	(568,876)	-	(568,876)	nm
Total comprehensive (loss)/income	(3,136,082)	(320,825)	2,594,683	-808.8%

Loss per share	(0.07)	(0.03)

nm: not meaningful

Revenue

The Group derives its revenue from (i) the sales and trading of its circular products and (ii) waste disposal services which generally comprise the disposal fees it charges its customers for waste collection and disposal services. For the period ended June 30, 2025 (1H 2025”), total revenue for the Group decreased by approximately US$0.8 million (-22.1%) from approximately US$3.5 million to approximately US$2.7 million. This was mainly due to lower waste disposal services which decreased by approximately US$0.6 million (-21.0%) compared to the period ended June 30, 2024 (“1H 2024”). During the first half of 2025, the Company’s waste collection capacity was affected by uncertainties surrounding tariff policies, which in turn dampened customers’ manufacturing activities. Revenue from waste collection was further impacted by ground subsidence that required remedial works and temporarily disrupted operations. In addition, sales of circular products decreased by approximately US$0.2 million, or 25.9%, compared to the first half of 2024, primarily due to lower demand for base metals.

Other Income

Other income for 1H 2025 increased by approximately US$0.2 million (65.0%) compared to 1H 2024 due mainly to gains in foreign exchange arising from revaluations of monetary assets and liabilities.

Cost of inventory

The Group’s cost of inventory represents costs and expenses attributable to the provision of its circular products Compared to 1H 2024, the cost of inventory in 1H 2025 increased by approximately US$60,000 (76.7%) from approximately US$78,000 in 1H 2024 to approximately US$138,000 in 1H 2025 mainly due to higher cost of materials used in its waste treatment processes.

Logistic costs

The Group’s logistics costs mainly relate to the collection of waste and the delivery of its circular products. For the period ended June 30, 2025, logistic costs increased by approximately US$0.2 million (68.8%) as compared to the same period last year. This was mainly as a result of higher transportation costs and costs of packaging materials such as Intermediate Bulk Containers (“IBC”).

Operating expenses

Operating expenses mainly comprise of employee benefits expense, foreign worker levy, disposal expenses, repairs and maintenance, professional fees, listing fees and expenses. Compared to 1H 2024, operating expenses in 1H 2025 increased by approximately US$1.3 million (55.9%) from approximately US$2.3 million in 1H 2024 to US$3.5 million due mainly to higher employee benefits expenses.

Employee benefits expense in 1H 2025 increased by approximately US$1.1 million (>100%) from approximately US$1.0 million for the period ended June 30, 2024 to approximately US$2.1 million mainly due to the implementation of the equity incentive plan that was effective February 2025.

Finance expense

Total interest expense in 1H 2025 was approximately US$25,000 (-16.9%) lower than the same period last year due mainly to interest being paid on reducing bank loan balances.

Depreciation and Amortization

The Group’s depreciation and amortization expenses increased by approximately US$72,000 (5.3%) mainly due to increase in intangible assets such as self-developed software tailored to our operational requirements.

Net Loss after Taxation

As a result of the foregoing, the Group recorded a net loss of approximately US$2.6 million for the period ended June 30, 2025. This was approximately US$2.1 million (>100%) more than the loss incurred in 1H 2024.

Non-GAAP Measures

EBITDA

The Group defines EBITDA as net income (loss) before interest, taxes and depreciation and amortization.

For the periods ended June 30, 2025 and 2024, EBITDA consisted of the following:

EBITDA (Group)	June 30, 2025	June 30, 2024
Loss before income tax	(2,465,679)	(322,944)	(2,142,735)	>100%
Finance expense	122,217	147,128	(24,911)	-16.9%
Depreciation and amortization	1,412,408	1,340,734	71,674	5.3%
EBITDA	(931,054)	1,164,918	(2,095,972)	>100%
Add : Material non-cash expense item - Equity incentive plan	1,237,876	-	1,237,876	nm
Adjusted EBITDA	306,822	1,164,918	(858,096)	-73.7%

*Non-recurring expenses mainly relate to expenses incurred for the Business Combination

EBITDA is a financial measure that is not calculated in accordance with IFRS, as issued by the IASB. The Group’s management uses EBITDA (i) as a measure of operating performance, (ii) for planning and forecasting in future periods, and (iii) in communications with the Group’s board of directors concerning the Group’s financial performance. The Group’s presentation of EBITDA is not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation and should not be used by investors as a substitute or alternative to net income or any measure of financial performance calculated and presented in accordance with IFRS, as issued by the IASB. Instead, the Group’s management believes EBITDA should be used to supplement the Group’s financial measures derived in accordance with IFRS, as issued by the IASB, to provide a more complete understanding of the trends affecting the business.

Liquidity and Capital Resources

ESGL was incorporated in the Cayman Islands as a holding company and it did not have active business operations as of June 30, 2025. The Group’s consolidated assets and liabilities, consolidated revenue and net income are mainly the operation results of its subsidiary in Singapore. In assessing the Group’s liquidity, the Group monitors and analyzes its cash on-hand and its operating expenditure commitments. The Group’s liquidity needs are to meet its working capital requirements and operating expense obligations. Historically, the Group has financed its operations primarily through the (i) issuance of common stock, (ii) cash generated by operations, (iii) loans from Directors and (iv) borrowings from banks. The Group has no other debt instruments other than those stated here.

As of June 30, 2025, the Group’s working capital was approximately negative US$7.7 million, its cash and cash equivalents amounted to approximately US$142,000, its current assets were approximately US$1.7 million and its current liabilities were approximately US$9.4 million. The negative working capital was primarily attributable to higher trade and other payables as well as the classification of bank loan balances as current liabilities. The latter is mainly due to the impending maturity of the bank loans in the next twelve months and clauses in the relevant bank loan agreements that allow the banks to demand immediate repayments. To date, the Group has been able to service its loan repayments and there were no indications that the banks intend to recall the loans.

The following table illustrates the maturity profile of the Group’s borrowings:

	Unaudited

	June 30, 2025	2024
	US$	US$
Bank borrowings repayable :
Within one year or on demand	3,929,917	2,928,509

Within a period of more than one year but not exceeding two years	-	1,390,673
	3,929,917	4,319,182

On June 30, 2025, the last reported closing sales price of our Ordinary Shares was $3.15 and the exercise price per share of the Warrants is $11.50. The exercise price of the Warrants is significantly higher than the current market price of our Ordinary Shares and accordingly, it is highly unlikely that Warrant holders will exercise their Warrants in the foreseeable future. Cash proceeds associated with the exercises of the Warrants are dependent on our stock price and given the recent price volatility of our Ordinary Shares and relative lack of liquidity in our stock, we may not receive any cash proceeds in relation to our outstanding Warrants.

Based on the Group’s current operating plan, the Group believes that its existing cash and cash equivalents and anticipated cash generated from operating activities will be sufficient to meet its anticipated working capital and capital expenditures for at least the next 12 months. The Group’s future working capital requirements will depend on many factors, including the rate of its revenue growth, its introduction of new products and processes, and its expansion of sales and marketing and product development activities. To the extent that the Group’s cash and cash equivalents and cash flow from operating activities are insufficient to fund its future activities, the Group may need to raise additional funds through bank credit arrangements, public or private equity or debt financing.

The Group also may need to raise additional funds in the event it decides in the future to acquire businesses, technologies and products that will complement its existing operations. In the event additional funding is required, the Group may not be able to obtain bank credit arrangements or equity or debt financing on terms acceptable to it or at all.

Cash Flows for the Periods Ended June 30, 2025 and 2024

The following summarizes the key components of the Group’s cash flows for the periods ended June 30, 2025 and 2024:

	Unaudited

	June 30, 2025	June 30, 2024
	US$	US$
Net cash generated from/(used in) operating activities	938,324	(42,780)
Net cash used in investing activities	(1,197,423)	(692,543)
Net cash (used in)/generated from financing activities	(233,979)	625,063
Net decrease in cash and bank balances	(493,078)	(110,260)

Operating Activities

For the period ended June 30, 2025, the Group generated approximately US$938,000 from its operating activities arising primarily from better controls over working capital and longer repayment terms with suppliers. For the period ended June 30, 2024, the Group utilized US$42,780 for its operating activities due primarily to its loss from operating activities of approximately US$323,000 and higher repayments of trade and other payables which reduced operating cashflows by approximately US$1.04 million.

Investing Activities

Net cash used in investing activities in 1H 2025 was approximately US$1.2 million and was primarily attributable to (i) the purchase of approximately US$180,000 of property, plant and equipment, and (ii) the addition of approximately US$1.0 million of intangible assets.

Net cash used in investing activities for the period ended June 30, 2024 was approximately US$693,000 and was primarily attributable to the addition of approximately US$654,000 of intangible assets.

Financing Activities

Net cash used in financing activities was approximately US$234,000 for the period ended June 30, 2025. This was mainly due to repayment of bank loans, lease liabilities and interest of approximately US$953,000 offset by funds of approximately US$760,000 raised from share issuance during 1H 2025.

For the period ended June 30, 2024, financing activities provided net cash of approximately US$625,000 that was primarily attributable to (i) approximately US$2.5 million from the issuance of 10 million shares. The share issuance increased the weighted average number of shares from approximately 6.4 million shares as of December 31, 2023 to approximately 14 million shares as of June 30, 2024; and (ii) proceeds from bank borrowings of approximately US$747,000 offset by (i) repayment of approximately US$1.7 million of bank borrowings, (ii) repayment of approximately US$600,000 of underwriting fees, (iii) the repayment of approximately US$143,000 of lease liabilities, and (iv) the payment of approximately US$147,000 of interest.

Trade Receivables

The Group’s trade receivables balances increased by approximately US$127,000 (18.6%) from approximately US$684,000 as of December 31, 2024 to approximately US$811,000 as of June 30, 2025. The Group seeks to maintain strict control over its outstanding receivables, and overdue balances are reviewed regularly by its senior management. The following table sets out an ageing analysis of the Group’s trade receivables that are past due but not impaired, as of the dates indicated

	Unaudited

	June 30, 2025	December 31, 2024
	US$	US$
Less than 30 days	88,516	96,741
30 to 90 days	12,898	20,412
	101,414	117,153

As of June 30, 2025, the Group’s trade receivables that are past due but not impaired amounted to approximately US$101,000. All but one of these trade receivables, amounting to approximately US$21,000 were subsequently settled as of September 22, 2025.

Average trade receivables turnover days indicates the average time required for the Group to collect cash payments from its provision of goods or services. The Group’s average trade receivables turnover days were 50 and 34 respectively for the financial period and year ended June 30, 2025 and December 31, 2024 respectively. The increase in the Group’s average trade receivables turnover days was mainly attributable to customers’ request for better credit terms.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit loss (“ECL”) for trade receivables.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. At the end of the financial period June 30, 2025, 68.3% of the total trade receivables were from 3 of the Group’s largest customers. For the financial year ended December 31, 2024, 76.3% of the total trade receivables were from the top 3 customers.

Individual credit evaluations are performed on all customers. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Unless agreed the otherwise, trade receivables are generally due within 30 days from the date of billing. Normally, the Group does not obtain collateral from customers.

The Group measures loss allowances for trade receivables at an amount equal to lifetime ECLs, which is calculated with reference to the credit spread for each of the groupings (which taking into consideration of historical credit loss experience, average actual date of receipt, customers’ background, listing status and size as groupings of various debtors), which reflect the credit risk of the debtors, over the expected life of the debtors and are adjusted for forward-looking information that is available without undue cost or effort. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.

Expected loss rates are based on actual loss experience. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. The movements in loss allowance for trade receivables during the periods indicated:

Unaudited	June 30, 2025	Impairment	Net

Current (not past due)	709,540		709,540
Less than 30 days	88,516		88,516
30 to 90 days	12,898	-	12,898
More than 90 days	49,291	(49,291)	-
	860,245	(49,291)	810,954

	2025	2024
	US$	US$
At January 1,	47,691	46,768
Movements in provision	-	-
Foreign exchange adjustments	1,600	(478)
At June 30,	49,291	46,290

Trade Payables

Trade payables represent primarily the Group’s obligations to pay for goods or services that have been engaged in the ordinary course of business from suppliers, including purchases of raw materials and utilities, as well as payment to its logistics providers. The Group is generally granted credit periods ranging from 30 to 60 days. Trade payables increased by approximately US$224,000 (73.2%) from approximately US$306,000 as of December 31, 2024 to approximately US$530,000 as of June 30, 2025 mainly on obtaining better credit terms from its suppliers.

Lease Liabilities

The Group recognized and measured lease liabilities in accordance with IFRS 16 “Leases”. The Group leases properties in Singapore mainly for use as factory space for the processing and storage of waste. The table below sets forth the breakdown of the Group’s lease liabilities as of the dates indicated:

	Unaudited June 30, 2025	December 31, 2024
	US$	US$

Current	239,551	221,254
Non-current	2,024,345	1,926,702
	2,263,896	2,147,956

The Group’s lease liabilities (comprising current and non-current liabilities) increased approximately US$116,000 (5.4%) from approximately US$2.1 million as of December 31, 2024 to approximately US$2.3 million as of June 30, 2025 due mainly to two new leases for commercial vehicles which commenced in June 2024.

Borrowings

	Unaudited June 30, 2025	December 31, 2024
	US$	US$

Term loan I	83,109	118,558
Term loan IV	-	108,888
Term loan V	-	137,837
Term loan VI	367,417	528,376
Term loan VII	1,475,153	1,573,182
Trade receivables financing	162,256	124,780
Revolving credit	1,841,982	1,727,561
	3,929,917	4,319,182

	June 30, 2025	2024
	US$	US$
Analysed as :
Non-current portion	-	-
Current portion	3,929,917	4,319,182
	3,929,917	4,319,182

-

Details of the repayment schedule in respect of the interest-bearing borrowings are as follows :

	June 30, 2025	2024
	US$	US$
Bank borrowings repayable :
Within one year or on demand	3,929,917	2,928,509

Within a period of more than one year but not exceeding two years	-	1,390,673

	3,929,917	4,319,182

The Group’s borrowings as of June 30, 2025 decreased by approximately US$389,000 (9.0%) compared to the end of last financial year. During 1H 2025, the Group fully repaid Term loan IV and V.

Off-Balance Sheet Arrangements

The Group has no off-balance sheet arrangements including arrangements that would affect its liquidity, capital resources, market risk support and credit risk support or other benefits.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, each as of the date of the financial statements, and revenues and expenses during the periods presented. On an ongoing basis, management evaluates their estimates, assumptions and judgments, and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. Management bases their estimates on historical experience and on various other factors, including expectations of future events, that they believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual outcomes could differ materially from those estimates in a manner that could have a material effect on the Group’s consolidated financial statements. While the Group’s significant accounting policies are more fully described in the notes to its consolidated financial statements appearing elsewhere in this prospectus, the Group believes that the following accounting policies and estimates are critical to the process of making significant judgments and estimates in the preparation of the Group’s financial statements and understanding and evaluating its reported financial results.

Revenue recognition

Revenue is measured based on the consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

Revenue is recognized when the Group satisfies a performance obligation by transferring a promised good or service to the customer, which is when the customer obtains control of the good or service. A performance obligation may be satisfied at a point in time or over time. The amount of revenue recognized is the amount allocated to the satisfied performance obligation.

Revenue from contracts with customers

(a) Rendering of services

Revenue from rendering of services is recognized when the entity satisfies the performance obligation at a point in time, generally when the significant acts have been completed and when transfer of control occurs, or for services that are not significant, transactions revenue is recognized as the services are provided. The Group’s primary service consists of collecting and disposing of industrial wastes for its customers.

(b) Sale of goods

Revenue from sale of goods is recognized at a point in time when the performance obligation is satisfied by transferring a promised good to the customer. Control of the goods is transferred to the customer, generally on delivery of the goods (in this respect, incoterms are considered).

Other revenue

(c) Interest income

Interest income is recognized using the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or where appropriate, a shorter period.

Critical judgements in applying the entity’s accounting policies

(a) Determination of functional currency

In determining the functional currency of the Group, judgment is used by the management to determine the currency of the primary economic environment in which the Group operates. Consideration factors include the currency that mainly influences sales prices of goods and services and the currency of the country whose competitive forces and regulations mainly determines the sales prices of its goods and services.

Transactions in a currency other than the United States Dollar (“foreign currency”) are translated into the United States Dollar using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the reporting date are recognized in profit or loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

All foreign exchange gains and losses impacting profit or loss are presented in statement of comprehensive income within “Other operating expenses”.

With effect from January 1, 2025, the Company’s operating subsidiary, ESA, changed its functional currency from US dollars (US$) to Singapore dollars (S$) to better reflect the primary economic environment of its operations. This change aligns with ESA’s increasing proportion of revenue and expenses denominated in Singapore dollars, driven by its growing focus on recurring revenue from waste management services. As a result of the change, exchange reserves increased by approximately US$0.6 million, primarily arising from the translation of property, plant and equipment, intangible assets, and equity balances from S$ to US$, which remains the Company’s reporting currency

(b) Determination of lease term of contracts with extension options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has several lease contracts that include extension options. The Group applies judgement in evaluating whether it is reasonably certain whether or not to exercise the option to extend the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the extension. After the commencement date, the Group reassesses the lease term to consider whether there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option to extend (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

The Group includes the extension option in the lease term for leases of leasehold buildings because of the leasehold improvements made and the significant costs that would arise to replace the assets. The extension options for leases of motor vehicles are not included as part of the lease term because the Group typically leases motor vehicles for not more than five years and, hence, will not exercise the extension options.

(c) Useful lives of property, plant and equipment

The useful life of an item of property, plant and equipment is estimated at the time the asset is acquired and is based on historical experience with similar assets and takes into account anticipated technological or other changes. If changes occur more rapidly than anticipated or the asset experiences an unexpected level of wear and tear, the useful life will be adjusted accordingly. The carrying amount of the Group’s property, plant and equipment as of June 30, 2025 was US$20,134,853 (as of December 31, 2024: US$20,762,483).

(d) Inventory valuation method

Inventory write-down is made based on the current market conditions, historical experience and selling goods of a similar nature. It could change significantly as a result of changes in market conditions. A review is made periodically for excess inventories, obsolescence and declines in net realizable value and an allowance is recorded against the inventory balances for any such declines. The realizable value represents the best estimate of the recoverable amount and is based on the most reliable evidence available and inherently involves estimates regarding the future expected realizable value. The carrying amount of the Group’s inventories as of June 30, 2025 was US$453,860 (as of December 31, 2024: US$440,194).

(e) Provision for expected credit losses of trade receivables

The Group uses a provision matrix to calculate ECLs for trade receivables. The provision rates are based on days past due for groupings of various customer segments that have similar loss patterns.

The provision matrix is initially based on the Group’s historical observed default rates. The Group will calibrate the matrix to adjust historical credit loss experience with forward-looking information. At every reporting date, historical default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecasted economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecasted economic conditions. The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of customers’ actual default in the future.

The carrying amount of the Group’s trade receivables as of June 30. 2024 was US$810,954 (as of December 31, 2024: US$683,939).

(f) Impairment of non-financial assets

The impairment testing of non-financial assets requires assumptions about the future cash flows projections as well as about the discount rate to be applied. The assumptions used to arrive at the cash flow projections are dependent on the future market shares, the market trend and the profitability of the Group’s products.

Impairment testing of non-financial assets requires estimates about the extent and probability of the occurrence of future events. As far as possible, estimates are derived from past experience taking into account current market conditions and the stage of technological advancement.

(g) Capitalization of intangible assets

The costs of internally generated intangible assets are initially capitalized based on management’s judgement that technological and economic feasibility is confirmed, and usually when a development project has reached a defined milestone according to an established project management model. In determining the amounts to be capitalized, management makes assumptions regarding the expected future cash generation of the project, discount rates to be applied and the expected period of benefits. The carrying amount of the intangible assets as of June 30, 2025 was US$3,389,962 (as of December 31, 2024: US$2,977,311).

The Group’s internally generated intangible assets consist of software development projects. These include an inventory management system, a proprietary software for tracking real time used catalytic converters to facilitate buying and selling decisions, a database to facilitate reporting, analysis and certification in its laboratory, a thermal treatment and desiccation system, an acid treatment and renewal system and a system to convert waste plastics to oil. These intangible assets were developed to improve efficiency, increase productivity and generate circular products. The costs incurred for each project consist principally of the salaries of the employees working directly on the projects and include time to develop business requirements, programming and coding, software architecture design and version deployment and testing.

Emerging Growth Company Status

ESGL is an “emerging growth company”, as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, the Group is eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to SEC reporting companies that are not emerging growth companies. For so long as ESGL remains an emerging growth company, it will not be required to, among other things:

present more than two years of audited consolidated financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

have an auditor report on its internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and

disclose certain executive compensation related items.

ESGL will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the closing of the Business Combination, (ii) the last day of the fiscal year during which ESGL has total annual gross revenue of at least US$1.07 billion, (iii) the date on which ESGL is deemed to be a “large accelerated filer” under the Exchange Act, which means the market value of its ordinary shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of its most recently completed second fiscal quarter, and (iv) the date on which ESGL has issued more than US$1.0 billion in non-convertible debt during the prior three-year period.

ESGL has taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Among those advantages, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. ESGL has elected not to opt out of such extended transition period. Accordingly, when a standard is issued or revised and it has different application dates for public or private companies, ESGL, as an emerging growth company, can defer adopting the new or revised standard until the later of the two application dates. As a result, the information that ESGL provides here may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find ESGL’s securities less attractive as a result, there may be a less active trading market for its securities and the prices of its securities may be more volatile.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

The Group has exposure to market risk (including currency risk and interest rate risk), credit risk, liquidity risk, capital risk and commodity price risk. The Group’s exposure to each of these risks, and its objectives, policies and processes for measuring and managing risk are more fully described in the notes to its consolidated financial statements appearing elsewhere in this report.

Market Risk

(i) Currency Risk

While the Group’s reporting currency is the U.S. dollar, almost all of its sales and purchases are denominated in Singapore dollars. As a result, the Group is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and Singapore dollar. If the Singapore dollar depreciates against the U.S. dollar, the value of the Group’s Singapore dollar revenues, earnings and assets as expressed in the Group’s U.S. dollar consolidated financial statements will decline. The Group does not have a policy to hedge its exposure to foreign exchange risk.

(ii) Interest Rate Risk

The Group is exposed to interest rate risk on its non-current borrowings at variable rates.

The Group’s borrowings at variable rates are denominated mainly in Singapore dollars. At June 30, 2025, if the Singapore dollar interest rates had increased/decreased by 0.5% with all other variables including tax rate being held constant, the loss after tax for the financial period would have been lower/higher by approximately US$8,300 as a result of higher/lower interest expense on these borrowings.

Credit risk

The Group has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral where appropriate, as a means of mitigating the risk of financial loss from defaults. The Group performs ongoing credit evaluation of its counterparties’ financial conditions and generally do not require collateral.

Financial assets are potentially subject to concentrations of credit risk and failures by counterparties to discharge their obligations in full or in a timely manner. These arise principally from cash and cash equivalents, receivables and other financial assets. The maximum exposure to credit risk is the total of the fair value of the financial assets at the end of the reporting year. Credit risk on cash balances with banks and any other financial instruments is limited because the counter-parties are entities with acceptable credit ratings.

Liquidity risk

The Group is exposed to liquidity risk, which is risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Group will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Capital risk

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and a net current asset position to support its business and maximize its shareholders’ value. The capital structure of the Group comprises issued share capital and retained earnings.

The Group manages its capital structure and makes adjustments in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares.

The Group is in compliance with all externally imposed capital requirements for the financial period and year ended June 30, 2025 and December 31, 2024.

Commodity Price Risk

As the Group derives part of its revenue from the sales and trading of its circular products, which typically include zinc, precious metals and base metals, the Group is exposed to commodity price risk, which is risk on its financial performance and profitability upon fluctuations in the prevailing market prices of these commodities that are out of its control since they are primarily driven by external market forces